January 4, 2008
VIA EDGAR AND FEDEX
Daniel Morris
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

Re:	Ryder System, Inc. Definitive 14A Filed March 23, 2007 File No. 001-04364
Dear Mr. Morris:
On behalf of Ryder System, Inc. (the “Company”, “we”, “us”, or “our”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s 2007 Definitive Proxy Statement filed March 23, 2007 (the “Proxy Statement”), contained in your letter dated December 10, 2007 to Mr. Gregory Swienton, Chief Executive Officer of the Company. To facilitate your review, we have set forth each of your comments below in bold with the Company’s corresponding response immediately following.
1.	Comment: We note your response to prior comment 6. While you have stated your intent to disclose your peer group for 2007, please confirm without qualification (e.g., “if material, we will provide. . .”) that you will also identify any other companies outside of the peer group that you rely upon for benchmarking purposes. If used for benchmarking purposes, the companies requiring identification would include those companies in the “other comparative groups” mentioned in the final sentence on page 5 of your response and those companies comprising the broad-based published surveys mentioned on page 6 of your response letter.
•	Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, in response to the Staff’s comment, we will identify any other companies outside of the peer group that the Company relies on for benchmarking named executive officer (“NEO”) compensation, including disclosure of the “other comparative groups”, if any, which are used for benchmarking purposes. In future filings, the Company will also disclose the list of companies that comprise any broad-based survey or surveys used to benchmark NEO compensation. In the event the list is extensive, as in the case of the Mercer Benchmark Database-Executive Positions (which was used in 2007 and is currently comprised of 2,473 companies), the Company will provide such list as an appendix to its future Proxy Statements.

2.	Comment: While we note your response to prior comment 7, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 7 for additional guidance, as appropriate.
•	Response: The Company respectfully acknowledges the Staff’s comment. While the Company believes that disclosure of our performance targets for each of the performance metrics in the Company’s executive incentive plans could result in competitive harm to the Company, in response to the Staff’s comment, in its 2008 Proxy Statement the Company will disclose annual and long-term cash awards granted during the applicable historical period, including the weight given to the prior-year performance metrics in the Company’s incentive plans and the relevant prior-year performance targets for each of the prior-year performance metrics. The Company will continue to review this disclosure and any potential competitive harm resulting on an annual basis.
3.	Comment: While we note your response to prior comment 10, we re-issue the comment in part. Specifically, please confirm that you will comply in future filings with the second sentence of prior comment 10.
•	Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, in response to the Staff’s comment, the Company will disclose in its Compensation Discussion and Analysis how the severance and change of control arrangements for its NEOs fit into the Company’s overall compensation objectives and affect the decisions the Company made regarding other compensation elements.
* * * * *
We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing our overall executive compensation disclosure. If we can assist with your review of this letter, or if you have any questions regarding our response, please contact me at (305) 500-7797 or John Montanti, Senior Counsel, at (305) 500-4848.
Sincerely,
/s/ Robert D. Fatovic
Robert D. Fatovic
Executive Vice President and Chief Legal Officer
cc:     Greg Swienton

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